UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

SeaWorld Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81282V100

(CUSIP Number)

Liam O’Sullivan

hill path capital lp

150 East 58th Street, 32nd Floor

New York, New York 10155

(212) 632-5420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 22, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,415,036
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,415,036
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,415,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL CO-INVESTMENT PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		164,261
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

164,261
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS-H LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,334,162
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,334,162
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,334,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS CO-INVESTMENT E LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,764,089
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,764,089
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,764,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS CO-INVESTMENT E2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		402,016
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

402,016
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

402,016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS CO-INVESTMENT S LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		83,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

83,900
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

83,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,913,459
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,913,459
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,913,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS E GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,166,105
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,166,105
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,166,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS S GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		83,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

83,900
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

83,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH INVESTMENT HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,163,464
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,163,464
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,163,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,163,464
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,163,464
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,163,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%
14	TYPE OF REPORTING PERSON

IA, PN

12

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,163,464
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,163,464
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,163,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

SCOTT I. ROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,163,464
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,163,464
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,163,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP NO. 81282V100

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Items 2(a) – (c) are hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Hill Path Capital Partners LP, a Delaware limited partnership (“Hill Path Capital”), with respect to the Shares directly and beneficially owned by it;
(ii)	Hill Path Capital Co-Investment Partners LP, a Delaware limited partnership (“Hill Path Co-Investment”), with respect to the Shares directly and beneficially owned by it;
(iii)	Hill Path Capital Partners-H LP, a Delaware limited partnership (“Hill Path H”) with respect to the Shares directly and beneficially owned by it;
(iv)	Hill Path Capital Partners Co-Investment E LP, a Delaware limited partnership (“Hill Path E”), with respect to the Shares directly and beneficially owned by it;
(v)	Hill Path Capital Partners Co-Investment E2 LP, a Delaware limited partnership (“Hill Path E2”), with respect to the Shares directly and beneficially owned by it;
(vi)	Hill Path Capital Partners Co-Investment S LP, a Delaware limited partnership (“Hill Path S”), with respect to the Shares directly and beneficially owned by it;
(vii)	Hill Path Capital Partners GP LLC, a Delaware limited liability company (“Hill Path GP”), as the general partner of each of Hill Path Capital, Hill Path Co-Investment and Hill Path H;
(viii)	Hill Path Capital Partners E GP LLC, a Delaware limited liability company (“Hill Path E GP”), as the general partner of each of Hill Path E and Hill Path E2;
(ix)	Hill Path Capital Partners S GP LLC, a Delaware limited liability company (“Hill Path S GP”), as the general partner of Hill Path S;
(x)	Hill Path Investment Holdings LLC, a Delaware limited liability company (“Hill Path Investment Holdings”), as the managing member of each of Hill Path GP, Hill Path E GP and Hill Path S GP;
(xi)	Hill Path Capital LP, a Delaware limited partnership (“Hill Path”), as the investment manager of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E, Hill Path E2 and Hill Path S;
(xi)	Hill Path Holdings LLC, a Delaware limited liability company (“Hill Path Holdings”), as the general partner of Hill Path; and
(xii)	Scott I. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path and Hill Path Holdings.

15

CUSIP NO. 81282V100

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 150 East 58th Street, 32nd Floor, New York, New York 10155.

(c)       The principal business of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E, Hill Path E2 and Hill Path S is investing in securities. The principal business of Hill Path GP is serving as the general partner of each of Hill Path Capital, Hill Path Co-Investment and Hill Path H. The principal business of Hill Path E GP is serving as the general partner of each of Hill Path E and Hill Path E2. The principal business of Hill Path S GP is serving as the general partner of Hill Path S. The principal business of Hill Path Investment Holdings is serving as the managing member of each of Hill Path GP, Hill Path E GP and Hill Path S GP. The principal business of Hill Path is serving as a registered investment advisor and as the investment manager of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E, Hill Path E2 and Hill Path S. The principal business of Hill Path Holdings is serving as the general partner of Hill Path. Mr. Ross is the managing partner of each of Hill Path Investment Holdings, Hill Path and Hill Path Holdings.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E, Hill Path E2 and Hill Path S were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 5,415,036 Shares beneficially owned by Hill Path Capital is approximately $93,443,395, including brokerage commissions.  The aggregate purchase price of the 164,261 Shares beneficially owned by Hill Path Co-Investment is approximately $2,896,789, including brokerage commissions.  The aggregate purchase price of the 1,334,162 Shares beneficially owned by Hill Path H is approximately $24,107,872, including brokerage commissions.   The aggregate purchase price of the 5,764,089 Shares beneficially owned by Hill Path E is approximately $99,562,735, including brokerage commissions.   The aggregate purchase price of the 402,016 Shares beneficially owned by Hill Path E2 is approximately $7,160,983, including brokerage commissions.   The aggregate purchase price of the 83,900 Shares beneficially owned by Hill Path S is approximately $1,298,412, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 90,549,373 Shares outstanding, as of August 3, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2017.

16

CUSIP NO. 81282V100

A.	Hill Path Capital
(a)	As of the close of business on August 24, 2017, Hill Path Capital beneficially owned 5,415,036 Shares.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 5,415,036
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,415,036
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Hill Path Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Hill Path Co-Investment
(a)	As of the close of business on August 24, 2017, Hill Path Co-Investment beneficially owned 164,261 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 164,261
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 164,261
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Hill Path Co-Investment during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Hill Path H
(a)	As of the close of business on August 24, 2017, Hill Path H beneficially owned 1,334,162 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 1,334,162
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,334,162
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path H has not entered into any transactions in the Shares during the past sixty days.
17

CUSIP NO. 81282V100

D.	Hill Path E
(a)	As of the close of business on August 24, 2017, Hill Path E beneficially owned 5,764,089 Shares.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 5,764,089
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,764,089
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Hill Path E during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Hill Path E2
(a)	As of the close of business on August 24, 2017, Hill Path E2 beneficially owned 402,016 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 402,016
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 402,016
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path E2 has not entered into any transactions in the Shares during the past sixty days.
F.	Hill Path S
(a)	As of the close of business on August 24, 2017, Hill Path S beneficially owned 83,900 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 83,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 83,900
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Hill Path S during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
18

CUSIP NO. 81282V100

G.	Hill Path GP
(a)

Hill Path GP, as the general partner of each of Hill Path Capital, Hill Path Co-Investment and Hill Path H, may be deemed the beneficial owner of the (i) 5,415,036 Shares owned by Hill Path Capital, (ii) 164,261 Shares owned by Hill Path Co-Investment and (iii) 1,334,162 Shares owned by Hill Path H.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 6,913,459
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,913,459
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Hill Path Capital and Hill Path Co-Investment during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Hill Path E GP
(a)	Hill Path E GP, as the general partner of each of Hill Path E and Hill Path E2, may be deemed the beneficial owner of the (i) 5,764,089 Shares owned by Hill Path E and (ii) 402,016 Shares owned by Hill Path E2.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 6,166,105
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,166,105
4. Shared power to dispose or direct the disposition: 0

(c)

Hill Path E GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Hill Path E during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	Hill Path S GP
(a)	Hill Path S GP, as the general partner of Hill Path S, may be deemed the beneficial owner of the 83,900 Shares owned by Hill Path S.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 83,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 83,900
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path S GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Hill Path S during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP NO. 81282V100

J.	Hill Path Investment Holdings
(a)

Hill Path Investment Holdings, as the managing member of each of Hill Path GP, Hill Path E GP and Hill Path S GP, may be deemed the beneficial owner of the (i) 5,415,036 Shares owned by Hill Path Capital, (ii) 164,261 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 5,764,089 Shares owned by Hill Path E, (v) 402,016 Shares owned by Hill Path E2 and (vi) 83,900 Shares owned by Hill Path S.

Percentage: Approximately 14.5%

(b)	1. Sole power to vote or direct vote: 13,163,464
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,163,464
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Investment Holdings has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Hill Path Capital, Hill Path Co-Investment, Hill Path E and Hill Path S during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
K.	Hill Path
(a)

Hill Path, as the investment manager of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E, Hill Path E2 and Hill Path S, may be deemed the beneficial owner of the (i) 5,415,036 Shares owned by Hill Path Capital, (ii) 164,261 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 5,764,089 Shares owned by Hill Path E, (v) 402,016 Shares owned by Hill Path E2 and (vi) 83,900 Shares owned by Hill Path S.

Percentage: Approximately 14.5%

(b)	1. Sole power to vote or direct vote: 13,163,464
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,163,464
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Hill Path Capital, Hill Path Co-Investment, Hill Path E and Hill Path S during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
L.	Hill Path Holdings
(a)

Hill Path Holdings, as the general partner of Hill Path, may be deemed the beneficial owner of the (i) 5,415,036 Shares owned by Hill Path Capital, (ii) 164,261 Shares owned by Hill Path Co-Investment (iii) 1,334,162 Shares owned by Hill Path H, (iv) 5,764,089 Shares owned by Hill Path E, (v) 402,016 Shares owned by Hill Path E2 and (vi) 83,900 Shares owned by Hill Path S

Percentage: Approximately 14.5%

(b)	1. Sole power to vote or direct vote: 13,163,464
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,163,464
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Holdings has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Hill Path Capital, Hill Path Co-Investment, Hill Path E and Hill Path S during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
20

CUSIP NO. 81282V100

M.	Mr. Ross
(a)

Mr. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path and Hill Path Holdings, may be deemed the beneficial owner of the (i) 5,415,036 Shares owned by Hill Path Capital, (ii) 164,261 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 5,764,089 Shares owned by Hill Path E, (v) 402,016 Shares owned by Hill Path E2 and (vi) 83,900 Shares owned by Hill Path S.

Percentage: Approximately 14.5%

(b)	1. Sole power to vote or direct vote: 13,163,464
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,163,464
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ross has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Hill Path Capital, Hill Path Co-Investment, Hill Path E and Hill Path S during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 24, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Hill Path Capital Partners LP, Hill Path Capital Co-Investment Partners LP, Hill Path Capital Partners-H LP, Hill Path Capital Partners Co-Investment E LP, Hill Path Capital Partners Co-Investment E2 LP, Hill Path Capital Partners Co-Investment S LP, Hill Path Capital Partners GP LLC, Hill Path Capital Partners E GP LLC, Hill Path Capital Partners S GP LLC, Hill Path Investment Holdings LLC, Hill Path Capital LP, Hill Path Holdings LLC and Scott I. Ross, dated August 24, 2017.
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CUSIP NO. 81282V100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2017

Hill Path Capital Partners LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Co-Investment Partners LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners-H LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners Co-Investment E LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners Co-Investment E2 LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

22

CUSIP NO. 81282V100

Hill Path Capital Partners Co-Investment S LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners E GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners S GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Investment Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title	Managing Partner

Hill Path Capital LP

By:	Hill Path Holdings LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

23

CUSIP NO. 81282V100

Hill Path Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

/s/ Scott I. Ross
Scott I. Ross
24

CUSIP NO. 81282V100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Hill Path CAPITAL Partners LP

214,549	12.6320*	08/08/2017
122,976	12.7632*	08/09/2017
501	12.4000	08/10/2017
2,312	12.5428*	08/11/2017
374	12.7500	08/14/2017
651	13.3436*	08/15/2017
5,081	13.4838*	08/17/2017
6,360	13.4773*	08/18/2017
12,551	12.9619*	08/21/2017
5,612	13.3325*	08/22/2017
7,483	13.2585*	08/23/2017
12,122	13.3485*	08/24/2017

Hill Path CAPITAL CO-INVESTMENT Partners LP

5,451	12.6320*	08/08/2017
3,124	12.7632*	08/09/2017
13	12.4000	08/10/2017
59	12.5428*	08/11/2017
10	12.7500	08/14/2017
17	13.3436*	08/15/2017
129	13.4838*	08/17/2017
162	13.4773*	08/18/2017
319	12.9619*	08/21/2017
143	13.3325*	08/22/2017
190	13.2585*	08/23/2017
308	13.3485*	08/24/2017

Hill Path CAPITAL Partners CO-INVESTMENT E LP

54,500	15.5415*	06/27/2017
6,168	12.4000	08/10/2017
28,529	12.5428*	08/11/2017
4,616	12.7500	08/14/2017
8,032	13.3436*	08/15/2017
62,687	13.4838*	08/17/2017
78,478	13.4773*	08/18/2017
154,860	12.9619*	08/21/2017
69,245	13.3325*	08/22/2017
92,327	13.2585*	08/23/2017
149,570	13.3485*	08/24/2017

Hill Path CAPITAL Partners CO-INVESTMENT S LP

64,300	$15.5192*	07/05/2017
19,600	$15.2474*	07/06/2017

_____________________________________

* The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from (in descending order by date) $15.39 to $15.68, $15.37 to $15.60, $15.18 to $15.40, $12.545 to $12.85, $12.70 to $12.78, $12.495 to $12.65, $13.335 to $13.35, $13.44 to $13.50, $13.42 to $13.50, $12.895 to $13.03, $13.19 to $13.41, $13.13 to $13.31 and $13.27 to $13.415. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the ranges set forth herein.